UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

Results of Annual General Meeting

GlaxoSmithKline plc ('GSK') held its Annual General Meeting ('AGM') at 2.30pm on Wednesday 5 May 2021.

The statement made by the Chairman at the AGM will shortly be available to view on GSK's website at www.gsk.com.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 22 resolutions. The full text of the resolutions is contained in the Notice of AGM published on 30 March 2021, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Receive and adopt the 2020 Annual Report	3,475,135,362	98.81	41,757,734	1.19	3,516,893,096	11,603,440
2	Approve the Annual report on remuneration	3,272,132,033	93.14	240,932,159	6.86	3,513,064,192	15,444,148
3	Re-election of Sir Jonathan Symonds	3,499,343,831	99.52	16,763,629	0.48	3,516,107,460	12,371,547
4	Re-election of Dame Emma Walmsley	3,507,017,955	99.68	11,159,384	0.32	3,518,177,339	10,359,075
5	Re-election of Charles Bancroft	3,506,975,009	99.74	9,026,131	0.26	3,516,001,140	12,472,435
6	Re-election of Vindi Banga	3,496,064,409	99.43	19,904,292	0.57	3,515,968,701	12,509,463
7	Re-election of Dr Hal Barron	3,507,018,967	99.69	10,733,599	0.31	3,517,752,566	10,738,305
8	Re-election of Dr Vivienne Cox	3,497,451,811	99.46	18,813,391	0.54	3,516,265,202	12,207,081
9	Re-election of Lynn Elsenhans	3,434,728,312	97.69	81,301,678	2.31	3,516,029,990	12,440,783
10	Re-election of Dr Laurie Glimcher	3,508,174,526	99.77	7,947,259	0.23	3,516,121,785	12,353,907
11	Re-election of Dr Jesse Goodman	3,506,872,640	99.74	9,131,605	0.26	3,516,004,245	12,467,159
12	Re-election of Iain Mackay	3,501,889,913	99.56	15,637,087	0.44	3,517,527,000	10,951,129
13	Re-election of Urs Rohner	3,484,061,208	99.10	31,702,634	0.90	3,515,763,842	12,752,529
14	Re-appointment of the auditor	3,512,936,007	99.84	5,521,996	0.16	3,518,458,003	10,024,350
15	Remuneration of the auditor	3,511,280,034	99.82	6,176,678	0.18	3,517,456,712	11,022,183
16	Authority for the company to make donations to political organisations and incur political expenditure	3,440,815,513	98.36	57,276,887	1.64	3,498,092,400	30,393,327
17	Authority to allot shares	3,362,807,250	95.66	152,632,653	4.34	3,515,439,903	13,038,799
18	Disapplication of pre-emption rights - general power(4)	3,368,593,428	95.88	144,660,127	4.12	3,513,253,555	15,222,364
19	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(4)	3,291,504,396	93.68	221,978,886	6.32	3,513,483,282	14,999,454
20	Authority for the company to purchase its own shares(4)	3,449,168,275	98.36	57,436,714	1.64	3,506,604,989	21,875,135
21	Exemption from statement of senior statutory auditor's name	3,477,878,016	99.47	18,543,893	0.53	3,496,421,909	31,294,363
22	Authority for reduced notice of a general meeting other than an AGM(4)	3,286,542,818	93.50	228,494,172	6.50	3,515,036,990	12,675,849

Notes:

(1)
The "for" votes include those giving the Chairman discretion. In line with the notification issued to American Depositary Receipt (ADR) holders last year, GSK did not instruct its ADR Depositary to vote any unvoted ADRs in respect of the AGM resolutions.

(2)	Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)	Indicates Special Resolutions requiring a 75% majority.

The following table provides further relevant information:

	GSK's Twenty first AGM (2021)	GSK's Twentieth AGM (2020)
Issued share capital (excluding Treasury Shares)	5,031,444,276	5,017,091,542
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	70.11%	72.60%
Total shareholder population	100,906	105,353
Total number of proxies lodged	6,089	6,268
% of shareholders who lodged proxies	6.03%	5.95%

The above poll results will shortly be available on the company's website at www.gsk.com. In accordance with Listing Rule 9.6.2, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the UK Listing Authority and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary

5 May 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 05, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc